UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 15, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: November 15, 2007

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL APPOINTS DEON VERMEULEN AS GENERAL MANAGER OF ITS
NORTHERN CAPE DEVELOPMENT AND MINING OPERATIONS

November 15, 2007 Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) announces the appointment of Deon Vermeulen to the position of General Manager, Northern Cape Development and Mining Operations, of its South African subsidiary H C van Wyk Diamonds Limited. Deon will be replacing previous General Manager Bill Bartholomew who retired at the end of October 2007. Mr. Vermeulen will report to Hennie van Wyk, Operations Director.

Deon Vermeulen obtained a National Higher Diploma in Extractive Metallurgy from the Pretoria University of Technology in 1996. He obtained wide-ranging experience as a production metallurgist in the field of ferro-chrome manufacturing, chrome extraction and chemical manufacturing with Samancor and Bonchem between 1995 and 1997.

He joined De Beers Consolidated Mines in its Kimberley Mines division in 1998. During his tenure at De Beers, he gained considerable experience in kimberlite mining and the hydro metallurgical processing and recovery of diamonds. His activities included communition and diamond liberation studies, Pan-plant and Dense Media Separation ("DMS") processing and recovery, diamond recovery by X-ray, grease and optical sorter methods, as well as project management, and business and leadership skills in implementation and development.

Senior roles assumed by Mr. Vermeulen at De Beers included responsibility for technical and business unit management at the Kimberley Central Treatment Plant and New Treatment Plant. His role with De Beers also included supervision of low cost small scale projects and empowerment initiatives by De Beers in Kimberley, including Sedibeng and Ekapa, which involved the treatment of tailings material akin to the alluvial deposits mined by Rockwell. Aside from his involvement in South Africa he also obtained experience in the management of exploration processing plants in Canada at the Victor and Grande Priarre projects.

Since joining Rockwell in March 2007, he has been actively involved in the optimization of the Holpan DMS plant where he has contributed to achieving greater throughput and reduction of costs, and the design and scoping of a new Rotary Pan-plant for the Middle Orange River alluvial deposits.

President and CEO John Bristow noted that: "The appointment of Deon Vermuelen, with his proven experience in diamond metallurgy, management and leadership capabilities and, most importantly, his ability to apply practical and cost effective solutions to the Company's alluvial diamond operations demonstrates further progress in the Company's drive to build an effective management team to advance our expansion and growth initiatives."

For further details on Rockwell and its diamond properties, please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.